# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SL INVESTMENT FUND II LLC, CIK 0002028686
CUSIP: 000000000
Title of class of securities: Common Units, par value $0.001 per unit
Address of issuer's principal executive offices: 1585 Broadway, New York, New York (NY), 10036
Date of event which requires filing of this statement: 01/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001123292-25-000051
Filed by CIK 0000897599

## Reporting persons
- LOCKHEED MARTIN INVESTMENT MANAGEMENT CO: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lockheed Martin Corporation Master Retirement Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SL INVESTMENT FUND II LLC
Address of issuer's principal executive offices: 1585 Broadway, New York, New York, 10036

## Item 2. Person Filing
Name of person filing:
This Amendment No. 1 to Schedule 13G is being jointly filed by and on behalf of each of Lockheed Martin Investment Management Company ("LMIMCo") and Lockheed Martin Corporation Master Retirement Trust ("MRT" and together with LMIMCo, the "Reporting Persons"). MRT is an employee benefit plan trust governed by ERISA. LMIMCo is the named fiduciary of MRT and may be deemed to beneficially own securities held by MRT.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.
Address of principal business office or, if none, residence: The principal business address of LMIMCo and MRT is c/o Lockheed Martin Investment Management Company, 6801 Rockledge Drive, MP 150, Bethesda, MD 20817.
Citizenship: LMIMCo is organized under the laws of the State of Delaware. MRT is established under the laws of the State of New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement dated February 9, 2026

## Signatures
- LOCKHEED MARTIN INVESTMENT MANAGEMENT CO: /s/ Robert C. Varnell, Robert C. Varnell, Vice President & General Counsel (02/09/2026)
- Lockheed Martin Corporation Master Retirement Trust: /s/ Robert C. Varnell, Robert C. Varnell, Vice President & General Counsel (02/09/2026)